

May 2, 2013

Via E-mail
Mr. Robert Hombach
Corporate Vice President and Chief Financial Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4625

> **Re: Baxter International Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 21, 2013**
> **Forms 8-K dated January 24, 2013 and April 18, 2013**
> **Filed January 24, 2013 and April 18, 2013**
> **File No. 001-04448**

Dear Mr. Hombach:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We note you present non-GAAP measures adjusted for business optimization and pension settlement charges on page 24. Please tell us how your disclosure about these charges considers the guidance from the question under SAB Topic 5-P.4.

Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

2. We also note that you present non-GAAP measures adjusted for business development charges, which are identified as payments in connection with the collaboration agreements described in Note 4 to your financial statements. We see that these payments are generally characterized as research and development, which appears to be a normal recurring operating expense. Further, your disclosure about the arrangements indicates that future payments may be made based upon achievement of development milestones and other events.
   - Please provide us with a detailed discussion of why you believe the payments to collaborators excluded from the non-GAAP measures are not indicative of the operating performance of your business.
   - Further, as your filing discloses that the payments were made under collaborative arrangements, also tell us how you considered the substance of FASB Codification Topic 808 in concluding it is appropriate to present non-GAAP measures excluding payments made to collaborators.

Income Taxes, page 32

3. We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed in the income tax rate reconciliation on page 91 and the significant difference between the U.S. statutory rate and your foreign effective rate. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please explain in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Item 8. Financial Statements

Note 12. Income Taxes, page 90

Income Tax Expense Reconciliation, page 91

4. Tell us whether the item "Operations subject to tax incentives" is the aggregate dollar amount of the tax incentives described on page 93 or the combined impact of those incentives and statutory rates that differ from the U.S. statutory rate. If

the latter, tell us where you have disclosed the aggregate dollar amount of tax incentives pursuant to SAB Topic 11-C. Also, tell us why the impact of the incentives should not be separately disclosed from the impact of non-U.S. statutory rates in the Income Tax Expense Reconciliation. Refer to Rule 4-08(h) of Regulation S-X.

Forms 8-K dated January 24, 2013 and April 18, 2013

5. We refer to the presentation of net debt on page 12 of the earnings release. In future earnings releases please identify net debt as a non-GAAP measure and provide a reconciliation of that item to the most directly comparable financial measure calculated and presented in accordance with GAAP. Please also provide a statement disclosing the reasons why you believe that presentation of net debt provides useful information to investors regarding your company's financial condition and results of operations; and to the extent material, provide a statement disclosing the additional purposes, if any, for which you use that non-GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief